Exhibit 2.1.2

Execution Version

TIE NEWCO HOLDINGS, LLC

702 North Franklin Street

Tampa, Florida 33602

As of August 2, 2004

PSEG Americas Inc.

c/o PSEG Global L.L.C.

80 Park Plaza, T-20

Newark, NJ 07102

Re: Transaction Expenses

Ladies and Gentlemen:

This letter (the “Letter”) is delivered by TIE NEWCO Holdings, LLC (the “Seller”), a Delaware limited liability company, in connection with the Stock Purchase and Sale Agreement (the “Purchase Agreement”) dated as of July 1, 2004 by and between PSEG Americas Inc. (the “Purchaser”) and the Seller, pursuant to which the Purchaser has agreed to acquire from the Seller all of the issued and outstanding shares (the “TPS II Shares”) of TPS Holdings II, Inc. (“TPS II”), a Florida corporation. Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

The Parties have agreed to an allocation of transaction expenses pursuant to Article 15 of the Purchase Agreement. The Parties wish to amend their arrangement regarding allocation of transaction expenses. Accordingly, Article 15 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“ 15) Transaction Expenses. The Seller shall bear its own expenses (including third party expenses) incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated thereby, including without limitation all fees and expenses of agents, representatives, legal counsel and accountants. The Seller shall also bear the two hundred eighty thousand dollar ($280,000) filing fee required for the application under the HSR Act (the “HSR Filing Fee”) which shall be advanced on the Seller’s behalf by the Purchaser. The Seller shall also bear the Purchaser’s fees and cost of outside counsel (such expenses collectively, the “Purchaser Legal Expenses”). Notwithstanding the foregoing, the Seller shall be required to bear such Purchaser Legal Expenses only up to a maximum aggregate of one hundred ten thousand dollars ($110,000) and pay such to the Purchaser upon written demand therefor and documentation thereof by the Purchaser. The Purchaser may elect to set off Purchaser Legal Expenses (up to one hundred ten thousand dollars ($110,000)) incurred before the Consummation plus the HSR Filing Fee against the payment of the Purchase Price. The Seller shall not bear any costs in connection with any required consents from the lenders to GPP or OEPP. Notwithstanding any of the foregoing, in the event that the Termination Date occurs:

(i) because the Purchaser has failed to take the action required by the Purchaser hereunder with respect to items under its control in order to permit the Consummation to occur, the Purchaser shall bear the entirety of the cost of the HSR Filing Fee;

NYDOCS02/696011.2

(ii) despite the fact that the Seller has taken the action required by the Seller hereunder with respect to items under its control in order to permit the Consummation to occur, the Purchaser shall bear one half (1/2) of the HSR Filing Fee; or

(iii) because the Consummation is blocked under the HSR Act, the Purchaser shall bear one half (1/2) of the HSR Filing Fee.”

[Remainder of this page intentionally left blank. Signature page to follow.]

NYDOCS02/696011.2

If you agree to and accept the foregoing, please so indicate by executing and returning to us the enclosed duplicate of this letter.

Very truly yours,

TIE NEWCO HOLDINGS, LLC

By:	/s/ C. R. Black
Name:	C. R. Black
Title:	President

ACCEPTED AND AGREED TO:

PSEG Americas Inc.

By:	/s/ Nelson Garcez Jr.
Name:	Nelson Garcez, Jr.
Title:	SENIOR VICE PRESIDENT